UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of April 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Veolia Environnement signs a EUR 2.5bn multicurrency RCF and a EUR 500m dedicated RCF for Veolia’s operations in Eastern Europe

Paris, April 7, 2011 – Veolia Environnement SA (“Veolia”) signed on 7 April 2011 with a group of 31 banks a new EUR 2.5 billion multi-currency revolving credit facility, and with a group of 23 banks a new EUR 500 million revolving credit facility available for drawings in PLN, CZK and HUF. The facilities will be used for general corporate purposes and they will substitute to Veolia’s existing EUR 4 billion multicurrency revolving facility dated 20 April 2005.

This transaction extends the maturity of Veolia’s main syndicated back-up facility from April 2012 to April 2016 and provides specific flexibility for Veolia’s operations in Eastern Europe with a dedicated syndicated facility. The first facility is structured with a five-year tenor and incorporates two 1-year extension options at each lender’s option. The second Facility is structured with a three-year tenor and also incorporates two 1-year extension options at each lender’s option.

The syndication was launched on 4 March 2011 and closed largely oversubscribed with more than EUR 5.2 billion raised across the facilities from 31 banks. The success of this syndication underlines the confidence in the credit quality of the company and the great support that Veolia benefits from in the market. However, consistent with its very strong cash position and the expected free cash to be generated in the coming years, Veolia elected to cap the aggregate amount of the new Facilities at EUR 3 billion.

Veolia enjoys competitive conditions for both facilities, including an initial margin of 0.50% per year.

BNP Paribas, HSBC France and Société Générale Corporate & Investment Banking acted as coordinators on behalf of Veolia.

Final syndicates for the facilities include:

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.8 billion in 2010. www.veolia.com

Press Contacts

Marie-Claire Camus Tel: +33 1 71 75 06 08 marie-claire.camus@veolia.com	Stéphane Galfré Tel: +33 1 71 75 19 27 stephane.galfre@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 8, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General